Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Retirement of Dan Barclay, Names Alan Tannenbaum CEO, BMO Capital Markets

TORONTO, NEW YORK Oct. 10, 2023 - BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced the upcoming retirement of its Chief Executive Officer & Group Head, Capital Markets, Dan Barclay, and the appointment of Alan Tannenbaum into the role. After a 32-year investment banking career, Mr. Barclay will transition to a role as Senior Advisor to the CEO. Mr. Tannenbaum will also join the bank’s Executive Committee. Both changes are effective November 1, 2023.

Mr. Tannenbaum will lead BMO Capital Markets and provide strategic direction on global markets and investment and corporate banking customer segments. He will report to Darryl White, Chief Executive Officer, BMO Financial Group. Mr. Tannenbaum will be succeeded in his current role by Brad Chapin who will serve as Interim Global Head, Investment & Corporate Banking.

Joining BMO in 2010, Mr. Tannenbaum has held multiple leadership roles at BMO, including responsibility for BMO’s Investment & Corporate Banking activities with corporate, government and financial sponsor clients worldwide, encompassing equity and debt underwriting, leveraged finance, corporate lending and project financing, mergers and acquisitions advisory services and global trade and banking. He has also led BMO’s Global Corporate Finance Solutions group, with accountability for all capital raising activities and associated risk across equity and fixed income. In addition to his most recent contributions to BMO’s investment and corporate banking business, Alan has significant experience serving clients in global markets roles.

“Alan’s appointment represents a strong handoff of a high-performing and high-potential business, which plays a critical role in BMO’s portfolio,” said Darryl White, Chief Executive Officer, BMO Financial Group. “He is a strategic, innovative, and values-based leader whose focus on helping our clients and the communities we serve make progress has delivered strong results. Alan is well-positioned to capture new growth opportunities for BMO Capital Markets and enable the growth aspirations of our clients across the bank.”

Mr. Tannenbaum is a strong advocate of BMO’s decades-long commitment towards diversity, equity, and inclusion in the workplace and he is dedicated to advancing Mr. Barclay’s work to continue to embed these values into BMO’s culture, eliminating barriers, and contributing directly to the strength of BMO’s performance.

“Dan’s 32-year track record of client service, ethical leadership, innovation breakthroughs, and the strategic counsel he has contributed to BMO’s senior leadership team have been key to the progress BMO is making for our clients. Dan has helped position BMO as our clients’ lead partner in the transition to a net zero world and established BMO as a global leader in sustainable finance, while passionately advocating for an energy transition that’s both sustainable for our planet and for the communities we serve,” added Mr. White. “His commitment to our clients, employees, and society’s most vulnerable – including as Board Chair of the Children’s Aid Foundation of Canada – has exemplified BMO’s Purpose, to Boldly Grow the Good in business and life.”

Biographical notes for Mr. Tannenbaum are available here: (link to bio page)

Biographical notes for Mr. Barclay are available here: (link to bio page)

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.25 trillion as of July 31, 2023. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to over 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Inquiries: John Fenton, Head of Media Relations, Toronto, John.Fenton@bmo.com, (416) 867-3996